Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310 fax 913-663-2239

September 18, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1, Amendment 3

Filed August 31, 2009

File Number 333-159119

Dear Mr. Schwall:

We have reviewed your comments sent September 16, 2009 regarding our recent S-1 filing and are returning our written responses. We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

We have prepared a separate reply for File Number 333-159680. Your comments and our responses that relate to File Number 333-159119 are as follows:

Amendment No.3 to Registration Statement on Form S-1 (File Number 333-159119)

General

1.

We note that you removed Smart Win International Ltd. from the selling security holders table. It therefore appears that you no longer intend to have the 32 million shares held by Smart Win covered by your registration statement. Please make conforming changes throughout your filing to reflect this change. For example, please update your registration fee table and your disclosure in the footnotes to your selling security holders table at page 35.

Response: A typographical error was made in the process of formatting the document and the 55 was not changed to 23 on the last line of the table. The share value and the fee calculated are correctly based on 23 million included shares. We believe the typographical error in the fee table to be administrative and don’t believe it is material to justify the effort and cost of an amendment to the document and we have therefore elected to make changes only in the Prospectus portion of the registration statement and file them by way of a Rule 424(b) Prospectus filing.

In the 424(b) filing we simplified the note (3) reference to Smart Win on page 35 intended to inform the reader that Mr. Bendall may have an interest in an additional 32 million shares if certain events occur and we eliminated the reference to Smart Win in note (4) relating to their rights of resale.

Amendment No. 2 to Registration Statement on Form S-1 (File Number 333-159680)

General

2.

Please revise your filing to provide consistent disclosure regarding the oversubscription privilege. For example, you state at page 37 that you will issue a press release approximately five days after the close of the 30 day base rights subscription period to report the shares available for the oversubscription privilege. However, the subscription document set forth in Exhibit 4.1 provides that if a holder checks the box in Section 1(b) to participate in the over allotment option, he or she will receive notice from your subscription agent of the number of shares available. In addition, you state at page 37 that those rights holders that have chosen and qualify for the oversubscription privilege will receive an additional mailing of the oversubscription document and certificate. However, it appears from Exhibit 4.1 that the document intended to be the subscription document for the oversubscription option will be provided in the initial mailing to rights holders.

Response: Does not apply to File Number 333-159119

The Offering, page 6

3.

We note your disclosure that Malcolm Bendall intends to oversubscribe to the rights offering and acquire any and all shares not subscribed by other rights holders. Please disclose the percentage of your outstanding common stock that Mr. Bendall would own if he purchased all of the shares offered in your rights offering.

Response: Does not apply to File Number 333-159119

Closing Comments

As a result of a recent sale of 1,500,000 shares of common stock by our Director Tad Ballantyne, we modified Table 9, Security Ownership of Certain Beneficial Owners and Managers in the 424(b) filing and note (2) to that table.

We have modified the 424(b) filing to materially reflect the removal of the SmartWin shares in all ways important to an investor. We believe the typographical error in the fee table to be administrative and don’t believe it is material to justify the effort and cost of an amendment to the document. We ask that the filing be accepted as filed and allowed to become effective.

We hope this response is adequate to satisfy your comments. Please contact us if further information or clarification is required. We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

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